UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Juno Lighting, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

482047206

(CUSIP number)

Abrams Capital, LLC

Attention: David C. Abrams

222 Berkeley Street, 22nd Floor

Boston, MA 02116

(617) 646-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482047206	13D	Page 2 of 15 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abrams Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 490,311 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 490,311

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,311
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

CUSIP No. 482047206	13D	Page 3 of 15 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abrams Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 356,031 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 356,031

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,031
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 482047206	13D	Page 4 of 15 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David C. Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 524,711 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 524,711

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,711
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 482047206	13D	Page 5 of 15 pages

Item 1. Security and Issuer.

The securities to which this Schedule 13D relates are shares of Common Stock, par value $0.001 per share (the “Shares”), of Juno Lighting, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1300 South Wolf Road, P.O. Box 5065, Des Plaines, Illinois 60017-5065.

Item 2. Identity and Background.

(a), (b) and (c) This statement is being filed by Abrams Capital, LLC, a Delaware limited liability company (“Abrams Capital”), Abrams Capital Partners II, L.P., a Delaware limited partnership (“Abrams Capital II”), and David C. Abrams, a United States citizen, which are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Abrams.”

Abrams Capital is principally engaged in the business of providing investment management services and serving as the General Partner of the following funds: Abrams Capital Partners I, L.P., a Delaware limited partnership (“Abrams Capital I”), Abrams Capital II and Whitecrest Partners, L.P., a Delaware limited partnership (“Whitecrest,” and together with Abrams Capital I and Abrams Capital II, the “Funds”). The business address and principal executive offices of Abrams Capital are 222 Berkeley Street, 22nd Floor, Boston, Massachusetts 02116.

Abrams Capital II is principally engaged in the business of making investments. The business address and principal executive offices of Abrams Capital II are 222 Berkely Street, 22nd Floor, Boston, Massachusetts 02116.

Mr. Abrams is the Managing Member of Abrams Capital and the Managing Member of Pamet Capital Management, LLC, a Delaware limited liability company (“Pamet Capital”), who is the investment adviser to Abrams Capital International, Ltd., an exempted limited company organized under the laws of the Cayman Islands, B.W.I. (“Abrams International”) and in each such capacity acts as a portfolio manager of the Funds and Abrams International. His business address is 222 Berkeley Street, 22nd Floor, Boston, Massachusetts 02116.

Each of the Reporting Persons disclaims beneficial ownership of the Shares to which this Schedule 13D relates, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such shares for any purpose.

(d) and (e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Abrams is a citizen of the United States of America.

CUSIP No. 482047206	13D	Page 6 of 15 pages

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 51,780 Shares owned by Abrams Capital I was $375,840, inclusive of brokerage commissions.

The aggregate purchase price of the 356,031 Shares owned by Abrams Capital II was $2,592,709, inclusive of brokerage commissions.

The aggregate purchase price of the 82,500 Shares owned by Whitecrest was $1,365,376, inclusive of brokerage commissions.

The aggregate purchase price of the 34,400 Shares owned by Abrams International was $423,022, inclusive of brokerage commissions.

Each of the Funds and Abrams International used its own assets to purchase such Shares which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4. Purpose of Transaction.

Abrams has been a shareholder of the Issuer for approximately six years and has since such time, and from time to time, had discussions with the Issuer’s management about the Issuer’s business, its future and various strategic alternatives available to the Issuer. In that regard, in January 2005, Abrams contacted the Issuer’s management and principal shareholder concerning the Issuer’s future plans and its interest in considering a potential business combination transaction. Subsequently, in March 2005, Wachovia Capital Markets, LLC (“Wachovia”), the Issuer’s financial advisor, contacted Abrams concerning its potential interest in a possible transaction with the Issuer. Following such discussions, and in connection with Abrams’ evaluation of a possible transaction, on March 31, 2005, Abrams entered into a Confidentiality Agreement (the “Confidentiality Agreement”) with the Issuer pursuant to which the Issuer provided certain information concerning itself to Abrams. Thereafter, Wachovia, on behalf of the Issuer, invited Abrams to submit a preliminary indication of interest for a proposed acquisition of 100% of the outstanding stock of the Issuer.

Based on the foregoing, on May 6, 2005, Abrams sent a letter to Wachovia stating, among other things, that based on publicly available information and on information provided by Wachovia pursuant to the Confidentiality Agreement, Abrams preliminarily proposed to acquire all of the outstanding Shares and options of the Issuer at a price between $36.00 and $40.00 a share in cash. In addition, Abrams stated, if it was given the opportunity to discuss the Issuer’s future prospects with management, it could conclude that the Issuer is worth considerably more than its preliminary assessment. Abrams also stated that its preliminary proposal would allow shareholders the option of either receiving cash for their stock or retaining their interest in the Issuer.

Following further discussions between Abrams and Wachovia, on May 12, 2005, Abrams submitted a revised preliminary proposal to acquire all of the outstanding Shares and options of the Issuer at a price of at least $40.00 per share (the “Indication of Interest”).

As in its first preliminary proposal, Abrams stated that it would be willing to allow shareholders the option of either receiving cash for their stock or retaining their interest in the Issuer. Under this scenario, the

CUSIP No. 482047206	13D	Page 7 of 15 pages

Issuer would remain a public company and its stock would remain publicly traded. This would allow shareholders who so desired to continue to share in the ongoing growth of the Issuer. Abrams further stated that, given the Issuer’s future prospects, as well as recent market activity, it believes that many shareholders will find this alternative an attractive one.

As regards the financing necessary for the transaction, Abrams indicated that the required equity financing would come from existing partnerships managed by Abrams that currently have more than $1.8 billion in assets. Based on discussions Abrams has had with several financial institutions, Abrams indicated that it was confident that the debt financing for the transaction could be easily arranged. Abrams indicated that it anticipated executing a commitment letter for the debt financing in connection with the execution of the definitive documents for the transaction, if any.

The Indication of Interest provides that Abrams’ proposal is subject to, among other things: (a) completion of confirmatory due diligence with respect to certain accounting and legal issues and negotiation of definitive documentation, (b) obtaining firm commitments for debt financing and (c) reaching an agreement with the current management team concerning their involvement in the transaction. The complete text of the Indication of Interest is attached as Exhibit A.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, Abrams will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. Except to the extent that the foregoing may be deemed a plan or proposal or be included as a step in the acquisition proposals described in the second, third and fourth paragraphs of this Item 4 of Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D.

Abrams reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D) or

CUSIP No. 482047206	13D	Page 8 of 15 pages

formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

Abrams intends to review its investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of May 12, 2005, Abrams Capital I, Abrams Capital II and Whitecrest owned beneficially 51,780, 356,031, and 82,500 Shares, respectively, representing approximately 1.8%, 12.6%, and 2.9%, respectively, of the 2,836,291 Shares outstanding as reported in publicly available information.

As of May 12, 2005, Abrams Capital, in its capacity as investment adviser to the Funds, had sole voting and dispositive power with respect to 490,311 Shares, representing approximately 17.3% of the 2,836,291 Shares outstanding as reported in publicly available information.

As of May 12, 2005, Abrams International owned beneficially 34,400 Shares, representing approximately 1.2% of the 2,836,291 Shares outstanding as reported in publicly available information.

As of May 12, 2005, Pamet Capital, in its capacity as investment adviser to Abrams International, had sole voting and dispositive power with respect to 34,400 Shares, representing approximately 1.2% of the 2,836,291 Shares outstanding as reported in publicly available information.

As of May 12, 2005, Mr. Abrams, in his capacities as Managing Member of Abrams Capital and Managing Member of Pamet Capital, had sole voting and dispositive power with respect to 524,711 Shares, representing approximately 18.5% of the 2,836,291 Shares outstanding as reported in publicly available information.

(c) There have been no transactions in the Shares beneficially owned by the Reporting Persons effected during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has

CUSIP No. 482047206	13D	Page 9 of 15 pages

any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A        Indication of Interest

Exhibit B        Joint Filing Agreement

CUSIP No. 482047206	13D	Page 10 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: May 12, 2005	ABRAMS CAPITAL, LLC

	By:	/s/ David C. Abrams
	Name:	David C. Abrams
	Title:	Managing Member

ABRAMS CAPITAL PARTNERS II, L.P.

By: Abrams Capital, LLC, its General Partner

	By:	/s/ David C. Abrams
	Name:	David C. Abrams
	Title:	Managing Member

DAVID C. ABRAMS

	By:	/s/ David C. Abrams
David C. Abrams

CUSIP No. 482047206	13D	Page 11 of 15 pages

Exhibit A

May 12, 2005

Mr. Brian McDonagh

Managing Director

Wachovia Capital Markets, LLC

301 South College Street

Charlotte, NC 28288

Dear Brian:

Based on our recent conversations with you, we have set forth below our revised preliminary proposal to acquire all the outstanding shares and options of Juno Lighting, Inc. (“Juno” or the “Company”).

1.    Valuation Range. Abrams Capital, LLC (“Abrams Capital”), on behalf of its affiliates, would like to submit a preliminary, nonbinding proposal to acquire all or substantially all the issued and outstanding shares and options of Juno. Based upon our review of public information and the information provided by Wachovia Capital Markets, LLC (“Wachovia”) pursuant to the Confidentiality Agreement dated March 31, 2005, we are prepared to offer shareholders at least $40 a share in cash. I should also note that our proposal assumes that the transaction will be effected with standard, public-company execution, including the absence of post-closing indemnification.

Although we are willing to purchase 100% of the outstanding shares of capital stock for cash, we also would allow shareholders the option of either receiving cash for their stock or retaining their interest in the Company. In this scenario, the Company would remain a public company and its shares would be publicly traded. This would provide shareholders the option of either receiving cash for their stock or retaining their interest in the Company and continuing to share in the ongoing growth of the Company. Given the Company’s future prospects, as well as recent market activity, we believe many will find this alternative an attractive one.

Additionally, we would not charge the Company any kind of “monitoring fee” as is currently the case. Second, while we would want representation on the board of directors, we would want a majority of the Board of Directors to be comprised of independent outside directors. In this regard, we would be interested in getting to know the current independent board members. We believe that, going forward, the Company might benefit from the counsel of those who have an institutional history with the Company. We are also open to discussing other ways of providing you with comfort that the interests of minority shareholders would be protected following the closing of the transaction.

CUSIP No. 482047206	13D	Page 12 of 15 pages

2.    Sources of Financing; Authorization Approvals. Pursuant to your request, we have attached a sources and uses table. The required equity financing will come from existing partnerships managed by Abrams that currently have more than $1.8 billion in assets. As regards our approval process, quite simply, I am the managing member of the general partners that control our entities and I have the ability to commit our funds to the transaction.

As regards debt financing, we have had discussions with several financial institutions who are very interested in providing us with the debt financing for the transaction. Based on these discussions, we are confident that the debt financing will be easily arranged. We anticipate executing a commitment letter for the debt financing in connection with the execution of the definitive documents for the transaction.

3.    Due Diligence Requirements. Because we have been investors in Juno for some time, we are very familiar with the Company and its business. As a result, while we would like to conduct confirmatory due diligence with respect to certain accounting and legal issues, we are confident that we could complete our work quickly. We have retained Ernst & Young LLP and Goodwin Procter LLP to assist us in this process. At your request, we are happy to provide you with a preliminary due diligence request list. If given the green light, I believe that we could execute definitive documents within 30 days.

4.    Additional Information. During our nearly six years as an investor in Juno, we have come to know, respect, and admire Tracy Bilbrough and his colleagues. Indeed, one of the conditions of our proposal is that the current management team stays in place and invests some of their own funds in the transaction. We believe that we could quickly work out a mutually acceptable arrangement with management.

In summary, our proposal has three principle conditions: (1) completion of confirmatory due diligence to our satisfaction, (2) obtaining firm commitments for debt financing, and (3) reaching an agreement with the current management team with respect to their investment in the transaction. We believe that all three conditions can easily and quickly be met. Our proposal is also subject to the execution of mutually acceptable documentation.

CUSIP No. 482047206	13D	Page 13 of 15 pages

I am available at 617-646-6100 to answer any questions about our proposal or our firm. I know that Abrams Capital, LLC is not as well known as some companies but I believe that we can provide you with information and references that will lead you, and the Company’s board of directors, to the conclusion that we would be good partners for Juno. I am looking forward to hearing from you.

Yours truly,

/s/ David Abrams

David Abrams

CUSIP No. 482047206	13D	Page 14 of 15 pages

Sources

Amount
Bank Debt	$205
Equity[1]	$364

Total	$569

Uses

Amount
Repay Bank Debt	$(199)
Company’s deal expenses	$(6)
Payments to shareholders[2]	$(364)

Total	$(569)

Notes:

1    -    Abrams Capital commitment plus management contribution TBD

2    -    Assumes 9,090,511 shares at $40.00 per share

CUSIP No. 482047206	13D	Page 15 of 15 pages

Exhibit B

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of May 12, 2005.

ABRAMS CAPITAL, LLC

By:	/s/ David C. Abrams
Name:	David C. Abrams
Title:	Managing Member

ABRAMS CAPITAL PARTNERS II, L.P.

By: Abrams Capital LLC, its General Partner

By:	/s/ David C. Abrams
Name:	David C. Abrams
Title:	Managing Member

DAVID C. ABRAMS

By:	/s/ David C. Abrams
David C. Abrams